Amended Pricing Supplement
PROSPECTUS	Amended Pricing Supplement Number: 4446
Dated March 29, 2006	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated March 29, 2006	Dated September 29, 2006 (Originally dated September 25, 2006)
Registration Statement No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Floating Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	September 25, 2006
Settlement Date (Original Issue Date):	October 2, 2006
Maturity Date:	January 15, 2010
Principal Amount (in Specified Currency):	JPY 50,000,000,000
Equivalent Principal Amount In U.S. Dollars:	US$429,169,703 (based on the exchange rate of JPY 1.00 = US$0.008583)
Price to Public (Issue Price):	100.00%
Agents Commission:	0.150%
All-in Price:	99.85%
Net Proceeds to Issuer (in Specified Currency):	JPY 49,925,000,000
Interest Rate Basis (Benchmark):	JPY LIBOR, as determined by LIBOR Telerate
Index Currency:	Japanese Yen ("JPY")
Coupon:	JPY LIBOR plus 0.03%
Re-offer Spread (plus or minus):	Plus 0.03%
Index Maturity:	Three Months
Index Payment Period:	Quarterly
Interest Payment Dates:	Quarterly on each January 15, April 15, July 15 and October 15, commencing on January 15, 2007 and ending on the Maturity Date

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Amended Pricing Supplement No.: 4446
Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2006 (Originally dated September 25, 2006)
Registration Statement No. 333-132807

Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue Date
Interest Reset Periods and Dates:	Quarterly on each Interest Payment Date
Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360
Denominations:	Minimum of JPY 1,000,000
CUSIP:	N/A
Common Code:	026969794
ISIN:	XS0269697941

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters") in the aggregate principal amounts listed below, as principal, at 100.00% of the aggregate principal amount less an underwriting discount equal to 0.150% of the principal amount of the Notes.

Institution	Commitment
Lead Manager
Citigroup Global Markets Limited	JPY 48,000,000,000

Co-Managers
Daiwa Securities SMBC Europe Limited	500,000,000
Merrill Lynch International	500,000,000
Nomura International plc	500,000,000
UBS Limited	500,000,000
Total	JPY 50,000,000,000

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Amended Pricing Supplement No.: 4446
Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2006 (Originally dated September 25, 2006)
Registration Statement No. 333-132807

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information:

Tax Redemption

The Notes may be redeemed, at the option of the Company, as a whole but not in part, at any time prior to maturity, upon the giving of a notice of redemption as described below if the Company determines that, as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the Original Issue Date, the Company has or will become obligated to pay Additional Amounts with respect to such Notes as described under "Additional Information -- Payment of Additional Amounts" below. The redemption price shall be equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption. Prior to the giving of any notice of redemption, the Company shall deliver to the Trustee (i) a certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred (the date on which such certificate is delivered to the Trustee is herein called the "Redemption Determination Date"), and (ii) an opinion of counsel satisfactory to the Trustee to such effect based on such statement of facts; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts if a payment in respect of such Notes were then due.

Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice. Such notice will be given in accordance with the Indenture.

Payment of Additional Amounts.

The Company will, subject to certain exceptions and limitations set forth below (and subject to the right of redemption referred to under "Additional Information -- Tax Redemption" above) pay such additional amounts (the "Additional Amounts") to the holder of any Note who is a United States Alien Holder (as defined below) as may be necessary in order that every net payment of the principal of and interest on such Note and any other amounts payable on such Note, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such Note to be then due and payable. However, the Company will not be required to make any payment of Additional Amounts to any such holder for or on account of:

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Amended Pricing Supplement No.: 4446
Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2006 (Originally dated September 25, 2006)
Registration Statement No. 333-132807

(a) any such tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, a trust, a partnership or a corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein or (ii) the presentation by the holder of any such Note for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(b) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

(c) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments on or in respect of any Note;

(d) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of the United States or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such tax, assessment or other governmental charge;

(e) any tax, assessment or other governmental charge imposed by reason of such holders past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company or as a direct or indirect affiliate of the Company;

(f) any tax, assessment or other governmental charge required to be deducted or withheld by any Trustee from a payment on a Note or coupon, if such payment can be made without such deduction or withholding by any other Trustee;

(g) any tax, duty, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any Note, if such payment can be made without such withholding by any other paying agent in a member state of the European Union; or

(h) any tax, duty, assessment or other governmental charge required to be imposed or withheld on a payment to an individual and such deduction or withholding is required to be made pursuant to any European Union Directive on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(i) any combination of two or more of items (a), (b), (c), (d), (e), (f), (g) and (h);

nor shall Additional Amounts be paid with respect to any payment on a Note to a United States Alien Holder who is a fiduciary or partnership or other than the sole beneficial owner of such

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Amended Pricing Supplement No.: 4446
Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2006 (Originally dated September 25, 2006)
Registration Statement No. 333-132807

payment to the extent such payment would be required by the laws of the United States (or any political subdivision thereof) to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

The term "United States Alien Holder" means any holder of a Note who is not a United States Person. As used herein, a "United States Person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if such trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Non-U.S. Holders.

The interest income that a non-resident alien individual or a foreign corporation (a "non-U.S. holder") derives in respect of the Notes generally will be exempt from United States federal withholding tax. This exemption will apply to a non-U.S. holder provided that:

  it does not actually or constructively own 10 percent or more of the combined voting power of all classes of the stock of the Company and the non-U.S. holder is not a controlled foreign corporation that is related, directly or indirectly, to the Company through stock ownership; and

  the beneficial owner provides a statement (generally, an Internal Revenue Service Form W-8BEN) signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. person in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. person).

Any gain a non-U.S. holder realizes on a sale, exchange or other disposition of the Notes generally will be exempt from United States federal income tax, including withholding tax. This exemption will not apply if the gain of a non-U.S. holder is effectively connected with its conduct of a trade or business in the United States or it is an individual holder and is present in the United States for 183 days or more in the taxable year of the disposition and either its gain is attributable to an office or other fixed place of business that it maintains in the United States or if it has a tax home in the United States.

For the purposes of a Note held by an entity that is treated as fiscally transparent (for example, a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

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Amended Pricing Supplement No.: 4446
Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2006 (Originally dated September 25, 2006)
Registration Statement No. 333-132807

Information Reporting and Backup Withholding.

The paying agent must file information returns with the Internal Revenue Service in connection with payments made on the Notes to certain U.S. holders. A U.S. holder will not generally be subject to United States backup withholding tax on such payments if it provides its tax taxpayer identification number to the paying agent and certifies under penalties of perjury that it has provided the correct taxpayer identification number, it is not subject to back-up withholding, and it is a U.S. person (including a U.S. registered person). It may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Notes. A non-U.S. holder may have to comply with certification procedures to establish its non-U.S. status in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim the exemption from withholding tax on interest income will satisfy these requirements. The amount of any backup withholding from a payment to a holder may be allowed as a credit against the holders U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service, as more fully set out in the Prospectus Supplement.

General

At June 30, 2006, the Company had outstanding indebtedness totaling $382.374 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2006, excluding subordinated notes payable after one year, was equal to $379.581 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
		Year Ended December 31,			Six Months Ended
2001	2002	2003	2004	2005	June 30, 2006

1.56	1.62	1.71	1.82	1.66	1.62

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

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Amended Pricing Supplement No.: 4446
Filed Pursuant to Rule 424(b)(3)
Dated September 29, 2006 (Originally dated September 25, 2006)
Registration Statement No. 333-132807

Additional Selling Restrictions:

Japan.

The Notes have not been, and will not be, registered under the Securities and Exchange Law of Japan. Accordingly, each Agent has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, a resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan. Without limiting the generality of the foregoing, Notes denominated or payable in Japanese Yen will be offered and sold by the relevant issuer in compliance with the then-current regulations and guidelines of the Japanese Ministry of Finance.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT